UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020
______________________

Commission File Number: 001-36349
______________________

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-230490) of MediWound Ltd. (the “Company”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sales Agreement

On February 25, 2020, the Company entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC to issue and sell the Company’s ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”), with gross sales proceeds of up to $15.0 million, from time to time, through an at the market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

Subject to the terms and conditions of the Sale Agreement, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Ordinary Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Ordinary Shares described therein has been suspended, cancelled or otherwise terminated. The sales, if, under the Sale Agreement will be made (i) in negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market” offering as defined in Rule 405(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on The Nasdaq Global Market or any other existing trading market of the Ordinary Shares. The Sale Agreement provides that the commission payable to the Agent for sales of Ordinary Shares with respect to which the Agent acts as sales agent shall be equal to 3.0% of the gross proceeds of  Ordinary Shares sold pursuant to the Sale Agreement, or as otherwise agreed between the Company and the Agent.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-230490), as supplemented by the Prospectus Supplement dated February 25, 2020 relating to the sale of the Ordinary Shares.

A copy of the Sale Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Meitar Law Offices relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Open Market Sale AgreementSM, dated as of February 25, 2020, by and between the Company and Jefferies LLC.
5.1	Opinion of Meitar Law Offices.
23.1	Consent of Meitar Law Offices (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: February 25, 2020	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Executive Officer